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                             November 14, 2022

       James Rolke
       Chief Executive Officer
       Revelation Biosciences, Inc.
       4660 La Jolla Village Drive, Suite 100
       San Diego, California 92122

                                                        Re: Revelation
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 31,
2022
                                                            File No. 333-268076

       Dear James Rolke:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 31, 2022

       Cover Page

   1. We note your disclosure here that you have engaged Roth Capital Partners, LLC as your exclusive placement in
a best efforts offering. Please revise your cover page to disclose the termination date of
this offering or otherwise advise. See Item 501(b)(8) of Regulation
                                                        S-K.
   2. We note your disclosure that you expect to deliver your shares, Class C Common Stock
                                                        Warrants and pre-funded
warrants to purchasers in the offering on or about an as yet to be determined date in
2022. Given that this is language typically included in a firm commitment underwritten
offering and you have indicated this is a best efforts offering, please advise us of the
reason for this disclosure.
 James Rolke
Revelation Biosciences, Inc.
November 14, 2022
Page 2
Exhibits

3. With reference to Item 601(b)(1) of Regulation S-K, please file your Placement
      Agency Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameJames Rolke
                                                           Division of
Corporation Finance
Comapany NameRevelation Biosciences, Inc.
                                                           Office of Life
Sciences
November 14, 2022 Page 2
cc:       Joseph Galda, Esq.
FirstName LastName